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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check One):  [X] Form 10-K  and Form 10-KSB
              [_] Form 20-F  [_] Form 11-K
              [_] Form 10-Q  and Form 10-QSB
              [_] Form N-SAR
                                                            --------------------
     For Period Ended:  December 31, 1997                   | SEC FILE NUMBER  |
                      ------------------------------------  | 0-25992          |
     [_]  Transition Report on Form 10-K                    --------------------
     [_]  Transition Report on Form 20-F                    --------------------
     [_]  Transition Report on Form 11-K                    |   CUSIP NUMBER   |
     [_]  Transition Report on Form 10-Q                    | 64120U10         |
     [_]  Transition Report on Form N-SAR                   --------------------

     For the Transition Period Ended:
                                     -------------------------------------------

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 Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable
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PART I--REGISTRANT INFORMATION
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Full Name of Registrant

NetVantage, Inc.
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Former Name if Applicable

Not applicable
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Address of Principal Executive Office (Street and Number)

201 Continental Boulevard, Suite 201
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City, State and Zip Code

El Segundo, California 90245
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PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof,
[X] |       will be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, or portion thereof, will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED )

Information received late in March, 1998 has called into question the carrying value of certain of accounts receivable and inventory of Registrant as they relate to the largest customer of Registrant. Registrant and its auditors are seeking additional information in order to determine the impact, if any, on the Company's results of operations for the year ended and financial position at December 31, 1997. Such uncertainties have hampered Registrant's ability to timely file its Annual Report on Form 10-K without unreasonable effort and expense.



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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Thomas G. Iwanski                310               726-4130
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
     registrant was required to file such report(s) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            SEE ATTACHED NARRATIVE
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                               NetVantage, Inc.
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  April 1, 1998                     By /s/ Thomas G. Iwanski
    ----------------------------------    --------------------------------------
                                           Thomas G. Iwanski
                                           Vice President of Finance,
                                           Chief Financial Officer
                                           and Secretary

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                           Attachment to Form 12b-25

                          Explanation of Anticipated
                        Change in Results of Operations
                        -------------------------------

          It is anticipated that Registrant's Statement of Operations for the year ended December 31, 1997, to be included in Registrant's Annual Report on Form 10-K, will reflect a decrease in revenues and an increase in net loss over the prior year. It is estimated that revenues will be approximately $16.9 million, as compared with $26.6 million for the prior year, and the net loss will be approximately $18.0 million, as compared with $9.9 million for the prior year, pending the outcome of the investigation discussed in Part III of this Form. Final determination of revenues and net loss for the year ended December 31, 1997, may be subject to change as a result of the investigation discussed above.